Exhibit 21.1

List of Registrant’s Subsidiaries

Paratek Bermuda Ltd., incorporated in Bermuda.

Paratek Pharma LLC, incorporated in Delaware.

Paratek Securities Corporation, incorporated in Massachusetts.

Paratek UK Limited, incorporated in the United Kingdom.

Transcept Pharma, Inc., incorporated in Delaware.